Exhibit 3.4

ARTICLES OF AMENDMENT

To Amend the Articles of Incorporation

Of

WASHINGTONFIRST BANKSHARES, INC.

Pursuant to Title 13.1 of the Code of Virginia, the undersigned Virginia bank holding company on this 20th day of May, 2010, states as follows:

NAME OF THE CORPORATION

The name of the Virginia bank holding company is WashingtonFirst Bankshares, Inc.

AMENDMENT TO ARTICLES OF INCORPORATION

Article 3 of the Articles of Incorporation of WashingtonFirst Bankshares, Inc. (the “Company”) shall be, and is hereby amended as follows:

Paragraph A. shall be deleted and replaced with the following:

A. In General. The aggregate number of shares of all classes of capital stock that the Corporation shall have authority to issue shall be 35,000,000 shares, of which (i) 25,000,000 shares shall be common stock, par value $5.00 per share (“Common Stock”), and (ii) 10,000,000 shares shall be preferred stock, par value $5.00 per share (“Preferred Stock”). The relative powers, preferences, rights, privileges, qualifications, limitations and restrictions of the respective classes of capital stock of the Corporation are set forth below in this Article 3.

Paragraph B.(1) shall be deleted and replaced with the following:

(1) In General. The Corporation shall be entitled to issue 25,000,000 shares of Common Stock. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights of the holders of any series of the Preferred Stock upon issuance of any shares of such series of the Preferred Stock.

Paragraph C.(1) shall be deleted and replaced with the following:

(1) In General. The Preferred Stock shall consist of 10,000,000 shares. The Board of Directors of the Corporation is hereby empowered, at any time and from time to time, to issue in whole or in part and in one or more series the undesignated shares of Preferred Stock, and to provide for the designation, preferences, limitations and relative rights thereof by adoption of Articles of Amendment to these Articles. Except as otherwise expressly limited by the laws of the Commonwealth of Virginia or by these Articles, the authority of the Board of Directors of the Corporation with respect to each such series shall include, but not be limited to, the fixing and determination of the following:

(a) the designation of such series, the number of shares to constitute such class or series and the stated value thereof if any;

(b) whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and if so, the terms of such voting rights, which (i) may be general or limited, and (ii) may permit more or less than one vote per share;

(c) the rate or rates (which may be fixed or variable) at which dividends, if any, are payable on such series, whether any such dividends shall be wholly or partly cumulative, and if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of such class;

(d) whether the shares of such series shall be subject to redemption by or repurchase by the Corporation, and if so, the times, prices and other terms and conditions of such repurchase or redemption;

(e) the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution or winding up, or any distribution of the assets of the Corporation;

(f) whether the shares of such series shall be subject to the operation of a retirement or sinking fund, and if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

(g) whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of such class or any other securities (including Common Stock) and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h) the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Corporation of the Common Stock or shares of stock of any other class or any other series of such class;

(i) the conditions or restrictions, if any, upon the creation of indebtedness of the Corporation or upon the issuance of any additional stock, including additional shares of such class or series or of any other series of such class or of any other class; and

(j) the ranking (be it pari passu, junior or senior) of each series as to the payment of dividends, the distribution of assets and all other matters.

Article 8 of the Articles of Incorporation of the Company shall be, and is hereby amended as follows:

Article 8 shall be deleted and replaced with the following:

ARTICLE 8 - DIRECTORS

The number of directors constituting the entire board shall be not less than three (3) nor more than twenty-five (25), the exact number of which shall be as stated or fixed in accordance with the Corporation’s By-Laws, provided that the number of directors shall not be reduced as to shorten the term of any director then in office. The directors shall be divided into three (3) groups, Group I, Group II and Group III, as nearly equal in number as possible. At the first annual meeting of stockholders of the Corporation, directors of Group I shall be elected for a term of one (1) year, directors of Group II shall be elected for a term of two (2) years, and directors of Group III shall be elected for a term of three (3) years. After the expiration of their initial term of office, directors of each group shall be elected for three (3) year terms. All directors shall remain in office until their successors have been duly elected by the stockholders and qualified.

The initial directors of the Corporation shall be:

Group I	Shaza L. Andersen
Group II	William C. Oldaker
Group III	Joseph S. Bracewell

APPROVAL BY BOARD OF DIRECTORS

The foregoing Amendment to the Articles of Incorporation of the Company was duly approved by the Board of Directors on February 22, 2010, by a vote of at least two-thirds (2/3) of the directors in office, and was recommended for approval by the stockholders of the Company at the 2010 Annual Meeting of Stockholders.

APPROVAL BY STOCKHOLDERS

In accordance with the provisions of VA Code Ann. §13.1-710, the Amendment was proposed by the Board of Directors and submitted to the shareholders.

Holders of 2,582,254 shares of the Company’s common stock were entitled to cast one vote on the Amendment for every share of common stock held.

At the 2010 Annual Meeting of Stockholders a total of 1,311,626 votes were cast in favor of the Amendment, and a total of 19,758 votes were cast against the Amendment. The number of votes cast in favor of the Amendment was sufficient for approval of the Amendment.

I am an officer of the Company and I have executed these Articles of Amendment on the Company’s behalf on May 20, 2010.

WASHINGTONFIRST BANKSHARES, INC.

/s/ Matthew R. Johnson
Matthew R. Johnson
Chief Financial Officer

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